Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2022

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	March 31, 2021
	Income from operations
	a) Revenue	208,600	203,136	162,454	790,934	619,430
	b) Other operating income/(loss), net	7	14	—	2,186	(81)
	c) Foreign exchange gains/(loss), net	1,075	1,187	886	4,355	2,995

I	Total income from operations	209,682	204,337	163,340	797,475	622,344

	Expenses
	a) Purchase of stock-in-trade	1,639	2,031	2,064	6,735	6,957
	b) Changes in inventories of finished goods and stock-in-trade	(300)	(285)	36	(369)	315
	c) Employee benefit expense	121,302	114,860	86,172	450,075	332,371
	d) Depreciation, amortization and impairment	7,345	7,459	6,995	30,911	27,656
	e) Sub-contracting and technical fees	28,503	28,190	21,494	108,589	83,609
	f) Facility expenses	7,047	6,352	5,288	25,269	20,255
	g) Travel	1,959	2,281	1,310	7,320	5,258
	h) Communication	1,389	1,391	1,452	5,760	6,069
	i) Legal and professional fees	1,619	2,015	1,589	7,561	5,561
	j) Marketing and brand building	576	499	332	2,010	1,011
	k) Lifetime expected credit loss/ (write-back)	(389)	(203)	(109)	(797)	1,506
	l) Other expenses	3,881	4,212	2,550	14,125	8,723

II	Total expenses	174,571	168,802	129,173	657,189	499,291

III	Finance expenses	1,717	1,403	1,122	5,325	5,088
IV	Finance and Other Income	3,946	3,578	4,447	16,257	20,912
V	Share of net profit/ (loss) of associates accounted for using the equity method	(16)	76	4	57	130

VI	Profit before tax [I-II-III+IV+V]	37,324	37,786	37,496	151,275	139,007

VII	Tax expense	6,399	8,063	7,755	28,946	30,345

VIII	Profit for the period [VI-VII]	30,925	29,723	29,741	122,329	108,662

IX	Total Other comprehensive income for the period	4,471	1,772	(616)	11,600	6,679

	Total comprehensive income for the period [VIII+IX]	35,396	31,495	29,125	133,929	115,341

X	Profit for the period attributable to:
	Equity holders of the Company	30,873	29,690	29,721	122,191	107,946
	Non-controlling Interests	52	33	20	138	716

		30,925	29,723	29,741	122,329	108,662

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	35,321	31,459	29,105	133,742	114,678
	Non-controlling Interests	75	36	20	187	663

		35,396	31,495	29,125	133,929	115,341

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,964	10,962	10,958	10,964	10,958

XII	Reserves excluding revaluation reserves and Non-controlling Interests as per balance sheet				647,194	542,137

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods is not annualized)
	Basic (in ₹)	5.64	5.43	5.39	22.35	19.11
	Diluted (in ₹)	5.63	5.42	5.38	22.29	19.07

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2022, have been approved by the Board of Directors of the Company at its meeting held on April 29, 2022. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2022 and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2021, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at March 31, 2022 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc.**	USA
		LeanSwift Solutions, Inc.**	USA
		Edgile, LLC	USA

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd**	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited	China

Wipro Philippines, Inc.	Philippines

Wipro IT Services Bangladesh Limited	Bangladesh

Wipro HR Services India Private Limited	India

Encore Theme Technologies Private Limited *	India

Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)	India

Capco Technologies Private Limited	India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited. The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.)		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K. (formerly known as Appirio, K.K)		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV***	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

Cardinal US Holdings, Inc.			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd***	Australia

LeanSwift Solutions, Inc.			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

***	Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L)		Romania
Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

****	Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at March 31, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP@	Canada

@	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021, year ended March 31, 2022 and March 31, 2021 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	March 31, 2021
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	58,342	56,644	46,510	217,874	178,091
Americas 2	63,963	61,076	46,475	239,404	179,821
Europe	60,743	59,620	45,107	233,443	165,441
APMEA	23,560	23,596	20,825	91,103	82,462

Total of IT Services	206,608	200,936	158,917	781,824	605,815
IT Products	1,201	1,767	2,117	6,173	7,685
ISRE	1,868	1,623	2,302	7,295	8,912
Reconciling Items	(2)	(3)	4	(3)	13

Total Revenue	209,675	204,323	163,340	795,289	622,425

Other operating income/(loss), net
IT Services	7	14	—	2,186	(81)

Total Other operating income/(loss), net	7	14	—	2,186	(81)

Segment Result
IT Services
Americas 1	11,530	11,390	9,863	42,820	33,040
Americas 2	12,150	12,057	10,500	47,376	41,589
Europe	9,056	9,172	8,704	35,739	31,673
APMEA	1,946	2,483	3,074	10,523	11,476
Unallocated	361	173	1,257	434	5,153
Other operating income/(loss), net	7	14	—	2,186	(81)

Total of IT Services	35,050	35,289	33,398	139,078	122,850

IT Products	(22)	96	145	115	45
ISRE	171	134	587	1,173	1,061
Reconciling Items	(88)	16	37	(80)	(903)

Total Segment result	35,111	35,535	34,167	140,286	123,053
Finance expenses	(1,717)	(1,403)	(1,122)	(5,325)	(5,088)
Finance and Other Income	3,946	3,578	4,447	16,257	20,912
Share of net profit/ (loss) of associates accounted for using the equity method	(16)	76	4	57	130

Profit before tax	37,324	37,786	37,496	151,275	139,007

Notes

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 1,075, ₹ 1,187 and ₹ 886 for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021 respectively, ₹ 4,355, and ₹ 2,995 for the year ended March 31, 2022, and March 31, 2021 respectively, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	During the three months and year ended March 31, 2021 the Company has contributed ₹ Nil and ₹ 991 respectively towards COVID-19 and is reported in Reconciling items.
e)

Segment results for the three months and year ended March 31, 2021, are after considering the impact of impairment charge of ₹ Nil and ₹ 1,250 in Americas 1 and ₹ Nil and ₹ 192 in Europe, respectively. Further, an impairment charge of ₹ Nil and ₹ 674 for the three months and year ended March 31, 2021 respectively, towards certain marketing-related intangible assets and software platform recognized on acquisitions is allocated to all IT Services SMUs. The remaining impairment charge of ₹ Nil and ₹ 302 for the three months and year ended March 31, 2021, respectively is included under unallocated.

f)

Segment results for the three months and year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in our estimate of useful life of the customer-related intangibles in an earlier business combination.

g)

Other operating income/(loss) of ₹ 7, ₹ 14 and ₹ Nil is included as part of IT Services segment results for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021 respectively and ₹ 2,186 and ₹ (81) is included as part of IT Services segment for the year ended March 31, 2022 and March 31, 2021. Refer to Note 8.

h)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,730, ₹ 805 and ₹ 1,091 for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021 respectively, ₹ 4,164 and ₹ 2,897 for the year ended March 31, 2022 and March 31, 2021 respectively.

6.	Consolidated Balance Sheet:

	As at March 31, 2021	As at March 31, 2022
ASSETS
Goodwill	139,127	246,989
Intangible assets	13,085	43,555
Property, plant and equipment	85,192	90,898
Right-of-use assets	16,420	18,870
Financial assets
Derivative assets	16	6
Investments	10,576	19,109
Trade receivables	4,358	4,765
Other financial assets	6,088	6,084
Investments accounted for using the equity method	1,464	774
Deferred tax assets	1,664	2,298
Non-current tax assets	14,323	10,256
Other non-current assets	15,935	14,826

Total non-current assets	308,248	458,430

Inventories	1,064	1,334
Financial assets
Derivative assets	4,064	3,032
Investments	175,707	241,655
Cash and cash equivalents	169,793	103,836
Trade receivables	94,298	115,219
Unbilled receivables	27,124	60,809
Other financial assets	7,245	42,914
Contract assets	16,507	20,647
Current tax assets	2,461	2,373
Other current assets	24,923	28,933

Total current assets	523,186	620,752

TOTAL ASSETS	831,434	1,079,182

EQUITY
Share capital	10,958	10,964
Share premium	714	1,566
Retained earnings	466,692	551,252
Share-based payment reserve	3,071	5,258
Special Economic Zone Re-investment reserve	41,154	47,061
Other components of equity	30,506	42,057

Equity attributable to the equity holders of the Company	553,095	658,158
Non-controlling interests	1,498	515

TOTAL EQUITY	554,593	658,673

LIABILITIES
Financial liabilities
Loans and borrowings	7,458	56,463
Lease liabilities	13,513	15,177
Derivative liabilities	—	48
Other financial liabilities	2,291	2,961
Deferred tax liabilities	4,633	12,141
Non-current tax liabilities	11,069	17,818
Other non-current liabilities	7,835	7,571
Provisions	2	1

Total non-current liabilities	46,801	112,180

Financial liabilities
Loans, borrowings and bank overdrafts	75,874	95,233
Lease liabilities	7,669	9,056
Derivative liabilities	1,070	585
Trade payables and accrued expenses	76,512	99,034
Other financial liabilities	1,470	33,110
Contract liabilities	22,535	27,915
Current tax liabilities	17,324	13,231
Other current liabilities	24,552	27,394
Provisions	3,034	2,771

Total current liabilities	230,040	308,329

TOTAL LIABILITIES	276,841	420,509

TOTAL EQUITY AND LIABILITIES	831,434	1,079,182

7.	Consolidated statement of cash flows:

	Year ended March 31,
	2021	2022
Cash flows from operating activities
Profit for the year	108,662	122,329
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(516)	(313)
Depreciation, amortization and impairment expense	27,656	30,911
Unrealized exchange gain, net and exchange gain on borrowings	(2,251)	(1,021)
Share-based compensation expense	2,310	4,110
Share of net profit of associates accounted for using equity method	(130)	(57)
Income tax expense	30,345	28,946
Finance and other income, net of finance expenses	(16,614)	(9,447)
(Gain)/loss from sale of business and investment accounted for using the equity method	81	(2,186)
Gain on derecognition of contingent consideration payable	—	(301)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	12,848	(11,833)
Unbilled receivables and contract assets	(1,062)	(31,396)
Inventories	803	(256)
Other assets	931	(6,530)
Trade payables, accrued expenses, other liabilities and provisions	5,698	9,695
Contract liabilities	3,704	3,832

Cash generated from operating activities before taxes	172,465	136,483
Income taxes paid, net	(24,915)	(25,686)

Net cash generated from operating activities	147,550	110,797

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(19,577)	(20,153)
Proceeds from disposal of property, plant and equipment	753	736
Payment for purchase of investments	(1,172,251)	(1,015,486)
Proceeds from sale of investments	1,189,059	953,735
Payment into interim dividend account	—	(27,410)
Payment for business acquisitions including deposits and escrow, net of cash acquired	(9,873)	(129,846)
Proceeds from sale of investment accounted for using the equity method	—	1,652
Interest received	19,624	12,275
Dividend received	4	2

Net cash generated from/(used in) investing activities	7,739	(224,495)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	6	6
Repayment of loans and borrowings	(97,206)	(191,810)
Proceeds from loans and borrowings	103,418	260,120
Payment of lease liabilities	(8,660)	(9,730)
Payment for buyback of equity shares, including transaction cost	(95,199)	—
Payment of tax on buyback of equity shares	(21,445)	—
Payment for deferred contingent consideration	—	(309)
Interest and finance expenses paid	(3,335)	(5,089)
Payment of dividend	(5,459)	(5,467)
Payment of dividend to Non-controlling interests holders	(960)	(1,135)

Net cash generated from/(used in) financing activities	(128,840)	46,586

Net increase/(decrease) in cash and cash equivalents during the year	26,449	(67,112)
Effect of exchange rate changes on cash and cash equivalents	(890)	1,282
Cash and cash equivalents at the beginning of the year	144,104	169,663

Cash and cash equivalents at the end of the year	169,663	103,833

8.	Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ Nil and ₹ (81) for the three months and year ended March 31, 2021 respectively has been recognized under other operating income/(loss), net.

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,628 and recognized a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the year ended March 31, 2022, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,652 and recognized a cumulative gain of ₹ 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

9.	Business combinations

Summary of acquisitions during the year ended March 31, 2022 is given below:

During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in:

(a)    Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. The acquisition was consummated on April 29, 2021 for total cash consideration of ₹ 109,530.

(b)    Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), an Australia-based provider of cyber security, DevOps and quality engineering services. The acquisition was consummated on August 6, 2021 for total cash consideration of ₹ 9,102.

(c)    Edgile, LLC (“Edgile”), a USA based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 17,176.

(d)    LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”), a system integrator of Infor products for customers across the Americas and Europe. The acquisition was consummated on December 31, 2021 for total cash consideration of ₹ 1,606.

The following table presents the purchase price allocation:

Description	Capco		Ampion		Edgile		LeanSwift
Net assets	₹	4,667	₹	1,235	₹	1,306	₹	199
Fair value of Customer-related intangibles		24,273		1,748		1,754		59
Fair value of Marketing-related intangibles		8,083		460		1,160		111
Deferred tax liabilities on intangible assets		(9,383)		(663)		—		(48)

Total	₹	27,640	₹	2,780	₹	4,220	₹	321

Goodwill		81,890		6,322		12,956		1,285

Total purchase price	₹	109,530	₹	9,102	₹	17,176	₹	1,606

The purchase price allocation for Edgile and LeanSwift is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

10.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial results in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

11.

As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L. (currently known as Wipro Technology Solutions S.R.L.), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3 “Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

12.

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 501 (US$ 6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

13.

The Board of Directors in their meeting held on March 25, 2022, declared an interim dividend of ₹ 5/- (US$ 0.07) per equity share and ADR (250% on an equity share of par value of ₹ 2/-). Consequently, the Company has recorded a liability of ₹ 27,337 as at March 31, 2022 and this has been paid subsequently on April 19, 2022.

14.	Events after reporting period

(a)

On April 11, 2022, the Company acquired Convergence Acceleration Solutions, LLC (CAS Group), a USA based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers, for a total consideration (upfront cash payout to acquire control and contingent consideration) of US$ 80 million.

(b)

On April 26, 2022, the Company entered into a definitive agreement to acquire Rizing Intermediate Holdings, Inc. and its subsidiaries (“Rizing”) for a total consideration of US$ 540 million. Rizing is a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2022.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: April 29, 2022	Rishad A. Premji Chairman